Exhibit 5

Industry Guide 3 — Return on Equity and Assets Ratios

	For the Year-Ended October 2018	For the Year-Ended October 2017	For the Year-Ended October 2016
Return on Assets	0.96%	0.97%	0.89%
Return on Equity	17.6%	17.0%	16.3%
Dividend Payout Ratio	45%	46%	48%
Equity to Asset Ratio	5.85%	6.12%	5.90%